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                            January 4, 2022

       Chi Tong Au
       Chief Executive Officer
       Ever Harvest International Group Inc.
       Suite F, 16/F, Cameron Plaza
       23 Cameron Road
       Tsim Sha Tsui, Hong Kong

                                                        Re: Ever Harvest
International Group Inc.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed December 13,
2021
                                                            File No. 000-56362

       Dear Dr. Au:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to the Registration Statement on Form 10-12G filed December 13, 2021

       Introductory Comment, page ii

   1. We note your revised disclosure in response to our prior comment 2 regarding your Hong
                                                        Kong subsidiaries.
Please further revise to provide comparable disclosure regarding Ever
                                                        Harvest International
Group Inc., the parent company.
   2. We note your revised disclosure in response to our prior comment 5. Please include cross-
                                                        references to the more
detailed discussion of each of these risks in this filing, where applicable.
   3. We note your revised disclosure in response to our prior comment 4 and reissue the comment in part. Please
provide a clear description of how cash is transferred through your organization and
quantify any dividends or distributions made by Ever Harvest to
                                                        U.S. investors.
 Chi Tong Au
FirstName  LastNameChi
             InternationalTong AuInc.
Ever Harvest               Group
Comapany
January    NameEver Harvest International Group Inc.
        4, 2022
January
Page 2 4, 2022 Page 2
FirstName LastName
4. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
Foreign
         Companies Accountable Act and related regulations will affect your company. Please make similar changes to your related risk factor disclosure on page
17.
Overview , page 1

5. We note your disclosure that "The business of [y]our subsidiaries until now are not subject to cybersecurity review with the Cyberspace Administration of China," yet your disclosure also implies that you continue to be outside the scope of CAC review. Please revise for consistency.
Risk Factors, page 14

6. We note your revised disclosure in response to our prior comment 3. Please include a separate risk factor that highlights your intent to expand from Hong Kong into mainland
         China, and therefore become directly subject to all of the risks you describe related to the
         PRC. Include examples of some of the risks that will become directly applicable, with particular emphasis on risks related to educational regulations. Ever Harvest International Group Unaudited Financial Statements for the Six Months Ended
June 30, 2021 and 2020, page 56

7. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.
Ever Harvest International Group, Inc. Consolidated Financial Statements for the Years Ended
December 31, 2020 and 2019
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31,
2020 and 2019, page F-21

8. We note your response to comment 13 regarding the share exchange by Ever Harvest for all of the issued and outstanding shares of ECHG which became it's wholly-owned subsidiary. However, your response does not explain how you determined the
         170,859,583 "shares issued for the acquisition of the legal acquirer" (i.e. Ever Harvest) to effect the reverse merger. Please explain to us and revise your disclosure to explain how you determined the number of shares issued to effect the reverse merger consummated on
         August 30, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
 Chi Tong Au
Ever Harvest International Group Inc.
January 4, 2022
Page 3

you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-6001 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameChi Tong Au                             Sincerely,
Comapany NameEver Harvest International Group Inc.
                                                          Division of
Corporation Finance
January 4, 2022 Page 3                                    Office of Trade &
Services
FirstName LastName